Exhibit 99.1

Sapiens Reports 20.9% Revenue Growth in Q1 2016

Net Income Increased by 26.6%

Holon, Israel – May 10, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its financial results for the first quarter ended March 31, 2016.

First Quarter Highlights:

•	Non-GAAP revenue of $49.6 million, up 20.9% compared to $41.0 million in the first quarter of 2015.

•	Non-GAAP operating profit increased by 27.0% and totaled $7.3 million (14.8% operating margin), compared to $5.8 million (14.1% operating margin) in the first quarter of 2015.

•	Non-GAAP net income attributable to Sapiens’ shareholders totaled $6.0 million, or $0.12 per diluted share. This is an increase of 26.6% compared to $4.7 million, or $0.10 per diluted share, in the first quarter last year.

•	The Sapiens Board of Directors approved the distribution of a cash dividend of $0.20 per share, representing approximately $9.8 million in the aggregate, to be distributed on June 1, 2016 to its shareholders of record as of May 19, 2016.

•	Cash, cash equivalents and securities investments as of March 31, 2016 were $98.5 million and the company has no debt.

“We saw double-digit growth and improved performance across all of our offerings, from all geographies and from both new and existing customers,” said Roni Al-Dor, president and CEO of Sapiens. “The demand for our products and services remained strong, resulting in a number of significant wins that further expanded our revenue base and enhanced our competitive market position.”

Al-Dor continued: “Beyond our new customer wins, we had several ‘go live’ events with major customers during the first quarter. These major events demonstrate our proven ability to deliver our products and services, as well as the ease with which our customers can roll-out and integrate these technologies across their organizations. Sapiens also launched several products and value propositions during the quarter, including our new Sapiens ALIS Fast Track proposition for the UK Protection Market and our advanced analytics solution, Sapiens INTELLIGENCE. INTELLIGENCE is an innovative and fully functional analytics solution that is easily tailored to meet our clients' specific needs to produce actionable insights and maximize the value of their underlying data.”

“More recently, we launched our flagship ALIS solution in the cloud, for life, annuity and pension insurers to provide our customers with a solution deployment option that is agile, scalable and cost-efficient,” continued Al-Dor. “Our new product offerings, and sales and marketing activities reflect our ongoing efforts to expand our global presence and drive continued market share growth. We remain enthusiastic about our near- and long-term prospects and our strategic position as an innovative provider of advanced, industry-leading technology solutions.”

Mr. Al-Dor concluded: “Our business plan remains solid and we are confident in our ability to deliver full-year 2016 revenue in line with our guidance of $207 million to $211 million, a growth of 15.4%-17.7%. This includes operating margins in the range of 15.0%-15.5%.”

Quarterly Results Conference Call

Management will host a conference call and webcast on May 10 at 10:00 a.m. Eastern Time (5:00 p.m. in Israel) to review and discuss Sapiens' results. Please call one of the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): +1-866-860-9642; International: +972-3-918-0664; UK: 0-800-917-9141

The live webcast of the call can be viewed on Sapiens’ website at: http://www.sapiens.com/investors/presentations-and-webcast/

If you are unable to join live, a replay of the call will be accessible until May 20, 2016, as follows:

North America: +1-888-254-7270; International: +972-3-925-5940. A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP revenue, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributed to Sapiens shareholders, Non-GAAP basic and diluted earnings per share.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens' financial condition and results of operations. The Company's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

In addition, the Company adjusted revenues and expenses, recorded under US GAAP, of pre-acquisition date in respect of acquired business from its ultimate parent company. As this transaction is between companies under common control, under US GAAP, it was accounted for under the pooling of interest method. For non-GAAP measurement purposes, the Company excludes the pre-acquisition date revenues and expenses.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

The Company defines adjusted EBITDA as net profit adjusted for stock-based compensation expense, depreciation and amortization, capitalized internal-use software development costs, amortization of internal-use software development costs interest expense, compensation expenses related to acquisition, pre-acquisition revenues and expenses accounted under pooling of interest method, provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business. The Company uses Adjusted EBITDA as a measurement of its operating performance because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflect an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, and retirement markets, as well as business decision management software. We have a track record of over 30 years in delivering superior software solutions to more than 190 financial services organizations. The Sapiens team of approximately 1,700 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Forward-Looking Statement

Some of the statements in this press release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management's current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2015, and subsequent reports and registration statements filed periodically with the Securities and Exchange Commission.

Investors and Media Contact:

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

U.S. Mobile: +1-201-250-9414

Mobile: +972-54-9099039

Email: yaffa.cohen-ifrah@sapiens.com

Summary of Non-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2016		2015
	(unaudited)		(unaudited)

Revenues	49,567	100%	41,014	100%
Gross profit	21,574	43.5%	17,678	43.1%
Operating profit	7,348	14.8%	5,788	14.1%
Net income to shareholders	5,986	12.1%	4,727	11.5%
Adjusted EBITDA	7,955	16.0%	6,178	15.1%
Basic earnings per share	0.12		0.10
Diluted earnings per share	0.12		0.10

Non-GAAP revenues by geographic breakdown
U.S. dollars in thousands

	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015

North America	16,041	16,767	16,571	14,294	13,700
Europe	28,421	26,439	24,084	23,743	23,153
APAC	5,105	5,468	5,484	5,399	4,161

Total	49,567	48,674	46,139	43,436	41,014

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2016	2015*
	(unaudited)	(unaudited)

Revenue	49,567	43,861
Cost of revenue	29,607	26,450

Gross profit	19,960	17,411

Operating Expenses:
Research and development, net	3,253	2,621
Selling, marketing, general and administrative	10,456	8,992
Total operating expenses	13,709	11,613

Operating income	6,251	5,798

Financial expenses (income), net	(80)	330
Taxes and other expenses, net	1,458	681

Net Income	4,873	4,787

Attributable to non-controlling interest	(14)	58

Net income attributable to Sapiens' shareholders	4,887	4,729

Basic earnings per share	0.10	0.10

Diluted earnings per share	0.10	0.10

Weighted Average Number of Shares Outstanding Used to Compute Basic Earnings per Share (in thousands)	48,819	47,707
Weighted Average Number of Shares Outstanding Used to Compute Diluted Earnings per Share (in thousands)	49,560	48,894

*Including consolidation of Insseco, commencing December 31, 2014.

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2016	2015
GAAP revenue	49,567	43,861
Adjustments of pre-acquisition revenue accounted under pooling of interest method	-	(2,847)
Non-GAAP revenue	49,567	41,014

GAAP gross profit	19,960	17,411
Revenue adjustment	-	(2,847)
Amortization of capitalized software	1,409	1,215
Amortization of other intangible assets	205	194
Adjustments of pre-acquisition cost of revenue accounted under pooling of interest method	-	1,705
Non-GAAP gross profit	21,574	17,678

GAAP operating income	6,251	5,798
Gross profit adjustments	1,614	267
Capitalization of software development	(1,384)	(1,312)
Amortization of other intangible assets	306	327
Stock-based compensation	458	278
Compensation related to acquisition	103	-
Adjustments of pre-acquisition operating expenses accounted under pooling of interest method	-	430
Non-GAAP operating income	7,348	5,788

GAAP net income attributable to Sapiens' shareholders	4,887	4,729
Operating income adjustments	1,097	(10)
Adjustment to redeemable non-controlling interest	66	-
Adjustments of pre-acquisition financial and tax expenses accounted under pooling of interest method	-	142
Other	(64)	(134)
Non-GAAP net income attributable to Sapiens' shareholders	5,986	4,727

Non-GAAP basic earnings per share	0.12	0.10

Non-GAAP diluted earnings per share	0.12	0.10

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	48,819	47,707
Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	49,560	48,894

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	March 31,	December 31,
	2016	2015
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	58,679	54,351
Trade receivables, net	37,137	29,761
Other receivables and prepaid expenses	5,652	5,455
Marketable securities	23,297	8,776

Total current assets	124,765	98,343

LONG-TERM ASSETS:
Marketable securities	16,542	30,875
Property and equipment, net	6,594	5,675
Severance pay fund	5,035	5,551
Other intangible assets, net	27,714	27,540
Other long-term assets	4,733	4,252
Goodwill	71,636	70,035

Total long-term assets	132,254	143,928

TOTAL ASSETS	257,019	242,271

Liabilities and Equity

CURRENT LIABILITIES:
Trade payables	5,564	4,721
Accrued expenses and other liabilities	32,536	32,012
Dividend payables	9,786	-
Deferred revenue	13,442	10,268

Total current liabilities	61,328	47,001

LONG-TERM LIABILITIES:
Other long-term liabilities	7,197	6,414
Accrued severance pay	6,145	6,662

Total long-term liabilities	13,342	13,076

REDEEMABLE NON-CONTROLLING INTEREST	385	385

EQUITY	181,964	181,809

TOTAL LIABILITIES AND EQUITY	257,019	242,271

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the 3 months ended March 31
	2016	2015*
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	4,873	4,787
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	2,527	2,170
Amortization of premium and accrued interest on marketable securities	(134)	(99)
Stock-based compensation related to options issued to employees	458	278

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables	(6,682)	2,699
Deferred tax assets	107	745
Other operating assets	(227)	(749)
Trade payables	419	1,511
Other operating liabilities	98	(708)
Deferred revenues	3,052	1,050
Severance pay	(34)	(156)

Net cash provided by operating activities	4,457	11,528

Cash flows from investing activities:
Purchase of property and equipment	(849)	(894)
Interest received, net of purchase of marketable securities	99	286
Capitalized software development costs	(1,384)	(1,312)
Restricted cash	(2)	(1,809)

Net cash used in investing activities	(2,136)	(3,729)

Cash flows from financing activities:
Proceeds from employee stock options exercised	473	223
Payment to shareholders in respect of acquisition	-	74

Net cash provided by financing activities	473	297

Effect of exchange rate changes on cash and cash equivalents	1,534	(1,552)

Increase in cash and cash equivalents	4,328	6,544
Cash and cash equivalents at the beginning of period	54,351	47,400

Cash and cash equivalents at the end of period	58,679	53,944

*Including consolidation of Insseco, commencing December 31, 2014.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended
	March 31,
	2016	2015

GAAP operating profit	6,251	5,798

Non-GAAP adjustments:
Amortization of capitalized software	1,409	1,215
Amortization of other intangible assets	511	521
Capitalization of software development	(1,384)	(1,312)
Compensation related to acquisition	103	-
Stock-based compensation	458	278
Adjustments of pre-acquisition revenues and expenses accounted under pooling of interest method	-	(712)

Non GAAP operating profit	7,348	5,788

Depreciation	607	390

Adjusted EBITDA	7,955	6,178